UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Bats Global Markets, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05491G109

(CUSIP Number)

November 1, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05491G109

1	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Deutsche Boerse AG EIN: 98-0170136

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None

	6	Shared Voting Power 5,995,985

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 5,995,985

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,995,985

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.4%*

12	Type of Reporting Person (See Instructions) CO

* Based on a total of 93,873,991 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 31, 2016 as reported on the Issuer’s Quarterly Report for the quarter ended September 30, 2016 on Form 10-Q filed with the Securities Exchange Commission (the “Commission”) on November 8, 2016.

CUSIP No. 05491G109

1	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Deutsche Boerse Systems, Inc. EIN: 36-4388576

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None

	6	Shared Voting Power 5,995,985

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 5,995,985

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,995,985

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.4%*

12	Type of Reporting Person (See Instructions) CO

* Based on a total of 93,873,991 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 31, 2016 as reported on the Issuer’s Quarterly Report for the quarter ended September 30, 2016 on Form 10-Q filed with the Securities Exchange Commission (the “Commission”) on November 8, 2016.

Item 1(a).	Name of Issuer: Bats Global Markets, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8050 Marshall Drive, Suite 120 Lenexa, KS 66214

Item 2(a).	Name of Persons Filing: (1) Deutsche Boerse AG (2) Deutsche Boerse Systems, Inc.
Item 2(b).

Address of Principal Business Office or, if none, Residence:
(1) Deutsche Boerse AG: Frankfurt am Main 60485, Germany

(2) Deutsche Boerse Systems, Inc.: 233 South Wacker Drive, Suite 2455, Chicago, IL 60606

Item 2(c).	Citizenship: (1) Deutsche Boerse AG: Federal Republic of Germany (2) Deutsche Boerse Systems, Inc.: Delaware
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 05491G109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,995,985
(b) Percent of class: 6.4%*
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: None
(ii) Shared power to vote or to direct the vote: 5,995,985
(iii) Sole power to dispose or to direct the disposition of: None
(iv) Shared power to dispose or to direct the disposition of: 5,995,985

* Based on a total of 93,873,991 shares of Common Stock of the Issuer outstanding as of October 31, 2016 as reported on the Issuer’s Quarterly Report for the quarter ended September 30, 2016 on Form 10-Q filed with the Commission on November 8, 2016.

Deutsche Boerse AG does not directly own any Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Deutsche Boerse AG is deemed to beneficially own the Common Stock of the Issuer that is owned by Deutsche Boerse Systems, Inc., a wholly-owned subsidiary of Deutsche Boerse AG.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The reported securities are owned directly by Deutsche Boerse Systems, Inc., which is a wholly owned subsidiary of Deutsche Boerse AG.  Deutsche Boerse AG is an indirect beneficial owner of the reported securities.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016
Date

DEUTSCHE BOERSE AG

/s/ Daniel Mirtschink
Name:	Daniel Mirtschink
Title:	Head of Markets Legal

/s/ Martin Loll
Name:	Martin Loll
Title:	Legal Counsel

DEUTSCHE BOERSE SYSTEMS, INC.

/s/ Daniel Mirtschink
Name:	Daniel Mirtschink
Title:	Attorney-in-fact

/s/ Martin Loll
Name:	Martin Loll
Title:	Attorney-in-fact

Signed pursuant to a Power of Attorney, dated July 1, 2016, included as Exhibit 24.1 hereto.

EXHIBITS

Exhibit Number	Description of Exhibit

24.1	Power of Attorney, dated July 1, 2016

99.1	Joint Filing Agreement